Registration No. -  333-_________


SECURITIES AND EXCHANGE COMMISSION Washington, D.C.  20549


FORM S-3
REGISTRATION STATEMENT  UNDER THE SECURITIES ACT OF 1933


CATERPILLAR INC.
(Exact name of Registrant as specified in its charter)


Delaware
(State or other jurisdiction of incorporation)

37-0602744
(IRS Employer Identification Number)

100 NE Adams Street, Peoria, Illinois
(Address of principal executive offices)

61629
(Zip Code)

Registrant's telephone number, including area code:  (309) 675-1000


R. RENNIE ATTERBURY III
Vice President, General Counsel and Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, IL  61629-7310


     Approximate Date of Commencement of Proposed Sale to the Public:
From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: __

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: X

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: __

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: __

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. __

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered:
     Common Stock

Amount to be Registered<F1>
     1,000,000

Proposed Maximum Offering Price per Unit<F2>
     $47.4375

Proposed Maximum Aggregate Offering Price<F1><F2>
     $47,437,500.00

Amount of Registration Fee<F3>
     $0


<F1>  In U.S. dollars or the equivalent thereof in foreign denominated currency or a composite currency.
<F2> Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(h), based upon a price of $47.4375 per share for 1,000,000 shares of Common Stock, such price being the average of the high and low prices of the Common Stock reported for the shares on the New York Stock Exchange on December 19, 1997, a date within five business days prior to the date of filing of this Registration Statement. Associated with the Common Stock are preferred stock purchase rights that will not be exercisable or evidenced separately from the Common Stock prior to the occurrence of certain events.
<F3> Pursuant to Rule 429(b) under the Securities Act, 1,000,000 shares of Common Stock previously registered on Form S-8 (Registration
No. 333-03609) are being carried forward for purposes of this registration statement. The filing fee associated with those securities was $21,616. A post-effective amendment to that Form S-8 will be filed to de-register those 1,000,000 shares.


     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

[CATERPILLAR LOGO]


PROSPECTUS

1,000,000 SHARES
COMMON STOCK
(PAR VALUE $1.00 PER SHARE)

CATERPILLAR INC.
100 NE ADAMS STREET
PEORIA, IL  61629
(309) 675-1000

Caterpillar Inc. intends to offer at one or more times shares of its Common Stock which may be purchased pursuant to the exercise of transferable options issued to certain participants in our stock option plans. For more details, see the "Plan of Distribution" section in this prospectus.

These securities have not been approved by the Securities & Exchange Commission or any state securities commission, nor have these organizations passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____________, 1997.

PROSPECTUS
TABLE OF CONTENTS


Where You Can Find More Information . . . . . . . . . . . . .1

The Company . . . . . . . . . . . . . . . . . . . . . . . . .1

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . .2

Plan of Distribution. . . . . . . . . . . . . . . . . . . . .2

   Transferable Options . . . . . . . . . . . . . . . . . . .2

   Federal Income Tax Consequences of Transferable Options. .3

   The 1996 and 1987 Plans. . . . . . . . . . . . . . . . . .4

Legal Opinions. . . . . . . . . . . . . . . . . . . . . . . .6

Experts . . . . . . . . . . . . . . . . . . . . . . . . . . .6

WHERE YOU CAN FIND MORE INFORMATION
***********************************
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.SEC.gov. Our common stock and certain debt securities are listed on the New York Stock Exchange. Our common stock is also listed on the Chicago and Pacific Stock Exchanges. Information about us is also available at those locations.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections
13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Common Stock. This prospectus is part of a registration statement filed with the SEC.

*  Annual Report on Form 10-K for the year ended December 31, 1996;
* Quarterly Reports on Form 10-Q for quarters ended March 31, June 30, and September 30, 1997;
* Current Reports on Form 8-K filed on January 21, February 13, April 15, June 2, July 17, July 22, August 19, October 15, November 3,
   December 1, and December 11, 1997.
* The description of Caterpillar's Common Stock contained in Form S-3 filed on May 6, 1991 (Registration No. 33-40393), including any amendment or report filed with the SEC updating that description; and
* The description of Caterpillar's Preferred Stock Purchase Rights contained in Form 8-A filed on December 12, 1996 (Commission File
   No. 1-768), including any amendment or report filed with the SEC updating that description.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

          Caterpillar Inc.
          100 N.E. Adams St.
          Peoria, IL 61629
          Attn:  Corporate Secretary
          (309)675-1000

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of this Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.


THE COMPANY
***********
     Caterpillar, through its employees and dealers, design, manufacture, market, finance and provide support for Caterpillar machines and engines. More information about Caterpillar is available on our web site at http://www.CAT.com.

Construction, Mining and Agricultural Machinery:
------------------------------------------------
Caterpillar construction machines are used to build, maintain and rebuild the world's infrastructure - highways, dams, airports, water and sewer systems, office complexes and housing developments. Our mining machines help extract and deliver needed raw materials, and our agricultural tractors till the world's soil.

Engines:
--------
Caterpillar engines provide power for on-highway trucks, ships and boats, locomotives, and construction, mining and agricultural equipment. Through electrical power generating systems, they supply power to developing or isolated areas. Other systems provide emergency power to hospitals, schools, factories, office buildings and airports.
A Caterpillar subsidiary, Solar Turbines Incorporated, makes turbine engines that are used to produce, process and transport crude oil and natural gas, and to provide electrical power in many different industries.

Financial Products:
-------------------
Caterpillar Financial Services Corporation and its subsidiaries offer a wide variety of financing options to help Caterpillar customers worldwide acquire and use Caterpillar equipment. Caterpillar Insurance Services Corporation provides various forms of insurance to Caterpillar customers and dealers to help support their purchase and financing of Caterpillar equipment.


USE OF PROCEEDS
***************

Proceeds received upon the exercise of transferable options will depend upon the option exercise price and the extent to which they are exercised. Those proceeds will be used for general corporate purposes.


PLAN OF DISTRIBUTION
********************

*Transferable Options*

We are offering shares of Common Stock covered by this Prospectus to transferees of transferable options granted to certain officers and directors of Caterpillar. Options that may be transferred have been granted to officers at the level of Vice President and above, as well as members of our Board of Directors, under both our 1996 Stock Option and Long-Term Incentive Plan ("1996 Plan") and our 1987 Stock Option Plan ("1987 Plan).

Individuals that may receive transferred options, or "Permissible
Transferees," include:

*  the spouse of the individual to whom the option is granted;
* the lineal descendants of the individual to whom the option is granted;
* the spouses of the lineal descendants of the individual to whom the option is granted; and
* all trusts, corporations, partnerships, limited liability companies and other entities in which, directly or indirectly, but for the exercise of a power of appointment or the death of the survivor of the individuals who are Permitted Transferees, each owner of an equitable interest is an individual who is a Permissible Transferee.

Options transferred will be fully vested and will not be incentive stock options (as defined in Section 422 of the Internal Revenue Code).

The 1996 and 1987 Plan provisions apply to a transferred option. The rights of Permissible Transferees are subject to the same limitations as the original option grant to the transferor, including those related to expiration, exercise, and forfeiture, except as otherwise described below or in the Plan documents.

A Permissible Transferee can not further transfer an option except by will or the laws of descent and distribution. Beneficiaries may be designated in writing by the Permissible Transferee to the attention of Caterpillar's Compensation & Benefits Department.

A transferred option may be exercised by the Permissible Transferee at any time after the transfer. The exercise price must be paid by the Permissible Transferee at the time of exercise in cash or Caterpillar stock of equivalent value.

Upon exercise of a transferred option by a Permissible Transferee, federal, state, or local withholding taxes are the obligation of the transferor. Once exercise is completed, stock certificates for the appropriate number of shares will be delivered, or other means of delivery effected, to the Permissible Transferee.

Because transferred options continue to be governed by the Plans, their exercisability continues to be effected by the transferor's employment status. In this regard, Permissible Transferees should pay particular attention to the termination of employment provisions of the Plans, as discussed below.

*Federal Income Tax Consequences of Transferable Options*

Prior to transferring an option, the transferor should consult his or her personal tax advisor on possible federal and state gift, estate, and inheritance tax consequences of transfer, as well as other state and local income tax consequences not addressed below. This discussion assumes the transferable option does not have a readily ascertainable fair market value at the date of grant and the transfer is made by gift with no consideration received.

Consequences for the Transferor
-------------------------------
Transferors will not recognize income at the time of transfer. Instead, at the time the Permissible Transferee exercises, the transferor will recognize ordinary compensation income in an amount equal to the excess of the fair market value of the shares purchased over the exercise price. That income also will be subject to payment and withholding of income and FICA taxes.

The transferor must satisfy these tax obligations by cash payment to Caterpillar. Caterpillar will generally be able to claim a federal income tax deduction at the same time, and in the same amount, as the transferor recognizes as income. If a Permitted Transferee exercises an option after the death of the transferor, ordinary income will be recognized by the transferor's estate.

Consequences for the Permissible Transferee
-------------------------------------------
A Permissible Transferee will not recognize income when the option is transferred or exercised. If the Permissible Transferee later sells stock acquired upon exercise, the difference between the sale price and the Permissible Transferee's tax basis for the shares will be taxable as long-term or short-term capital gain or loss, depending on whether the stock has been held for more than one year after exercise. The tax basis for the shares in the hands of the Permissible Transferee would be the exercise price for the option plus the amount of income recognized by the transferor at the time of exercise.

*The 1996 and 1987 Plans*

The 1996 and 1987 Plans are attached as exhibits to the Registration Statement containing this prospectus and will be made available to a Permissible Transferee upon request. The following description summarizes certain material plan provisions but is not a substitute for the Plan documents, which will control in all instances.


Plan Administration
-------------------
The 1996 Plan was approved by stockholders on April 10, 1996 and the 1987 Plan received stockholder approval on April 8, 1987. Both plans provide for the award of stock options to certain officers and key employees of Caterpillar, as well as our non-employee directors. Both plans are designed to attract and retain outstanding individuals in key positions and furnish incentives linked to the performance of Caterpillar and its stock. Upon adoption of the 1996 Plan, option grants under the 1987 Plan ceased.

Both plans are administered by the Compensation Committee of our Board of Directors ("Committee"). The Committee, consisting solely of non-employee directors, may designate individuals to receive stock option grants and may establish procedures under the plans related to those grants.

The Option Grant
----------------
Under both plans, incentive stock options (those meeting the requirements of Section 422 of the Internal Revenue Code) and non-qualified stock options (those not meeting Section 422 requirements) may be granted. Incentive stock options have a term of ten years from the date of grant, while non-qualified stock options have a term of ten years and one day. Under the 1996 Plan, no employee can receive options for more than 400,000 shares in any year.

The Committee can convert an incentive stock option to a non-qualified stock option and amend the plans as necessary to comply with Section 422. The Committee also can convert non-qualified stock options previously granted to incentive stock options.

Under both plans, options are granted to non-employee directors in amounts set by the plan, subject to adjustment for events such as a stock split or stock dividend. Under the 1996 Plan, non-employee directors receive options for 4,000 shares each year.

Option Exercises
----------------
Under both plans, options are exercisable in installments: typically, by one-third at the end of the first year after the date of grant, by two-thirds after the second year, and fully exercisable after three years, subject to conditions in the event employment is terminated. The option exercise price is set by the Committee but cannot be less than 100% of the fair market value of shares underlying the option on the date of grant.

Under both plans, when an option is exercised, the exercise price must be paid in cash or with presently owned Caterpillar stock having a fair market value equal to the exercise price. For a cash exercise, a check for the full amount of the purchase price payable to Caterpillar must be delivered to our Compensation & Benefits Department on the exercise date. If the exercise involves the exchange of Caterpillar stock, verification of shares owned must be provided.

When an option is exercised, resulting taxes must be withheld. Payment of these taxes may be made by cash or, if the individual exercising is the person to whom the option was granted, by withholding a portion of shares that would have been received upon exercise.

Termination of Employment
-------------------------
Under both plans, for a Caterpillar employee to exercise an option, he or she must have been employed by Caterpillar for a specific period of time following the option grant: typically, one year as to one-third of the grant, two years as to the second third, and three years as to the balance. If the employee terminates because of death, retirement after 62, or disability, the required period of continuous employment is reduced to six months.

If the requirements for continuous employment have been met, unexercised portions of options may be exercised during the following time periods after termination:

*  Termination by death - sixty months;
*  Termination by retirement or disability - sixty months;
*  Other terminations - sixty days.

If death occurs following termination but before exercise period expiration, unexercised portions of options may be exercised during the following time periods after termination:

*  Termination by retirement or disability - sixty-six months;
*  Termination by other means - thirty-eight months.

For non-employee directors under both plans, an option may be exercised within 60 months after the date of director termination. If a director dies after termination, the option is exercisable for sixty-six months after termination.

These time periods cannot extend beyond the original term of the option.

Change of Control
-----------------
If a change of control occurs at Caterpillar, options outstanding under
the 1996 Plan become fully exercisable.   A change of control occurs if
someone acquires 15% or more of Caterpillar's outstanding shares, certain changes occur in the composition of the Caterpillar Board over a two year period, or stockholders approve a plan of consolidation, liquidation, or agreement to dispose of substantially all of Caterpillar's assets.

Plan Amendment or Termination
-----------------------------
Our Board may terminate the 1996 and 1987 Plans at any time, except for grants and awards outstanding. The 1996 Plan may be amended without shareholder approval unless that approval is necessary under applicable law or stock exchange regulations. The 1987 Plan may be amended without shareholder approval unless the amendment would increase the number of shares issuable under the Plan; reduce the minimum option exercise price; materially increase Plan benefits; impair an option; alter the class of option recipients; or amend provisions applying only to director grants.

Restrictions on Transferring Options
------------------------------------
Except as described above under "Transferable Options," options granted under the plans can be transferred only in limited circumstances - by will, the laws of descent and distribution, or pursuant to a qualified domestic relations order. If an option holder becomes incapacitated or disabled, the option may be exercised by the holder's authorized representative.

LEGAL OPINIONS
**************
Richard P. Konrath, our Securities Counsel, has issued an opinion about the validity of the Caterpillar Common Stock. Robin D. Beran, our Director - Corporate Tax, has passed upon the federal income tax consequences described in this prospectus.


EXPERTS
*******
Price Waterhouse LLP, independent accountants, audited our financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement. These documents are incorporated by reference in reliance upon the authority of Price Waterhouse as experts in accounting and auditing in giving the report.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

Accountants' Fees and Expenses         $2,500
Legal Fees and Expenses                $2,500
Miscellaneous Expenses                 $1,000
                                       ------
     Total                             $6,000


Item 15. Indemnification of Directors and Officers

     Section 145 of the Delaware Corporation Law and our Bylaws provide for indemnification of officers and directors under certain circumstances.

     Insurance carried by us provides (within limits and subject to certain exclusions) for reimbursement of amounts which (a) we may be required to pay as indemnities to officers or directors for claims made against them and (b) individual directors, officers and certain employees may become legally obligated to pay as the result of acts committed while acting in their corporate fiduciary capacities.

     The underwriting and distribution agreements may provide for the indemnification of our officers and directors under certain circumstances.


Item 16. Exhibits

     Reference is made to the Exhibit Index filed as part of this Registration Statement.


Item 17. Undertakings

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8, or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peoria, State of Illinois, on the 23rd day of December, 1997.


                                            CATERPILLAR INC.
                                              (Registrant)



                                       By: /s/R. R. ATTERBURY III
                                      R. R. Atterbury III, Secretary

Date: December 23, 1997


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



December 23, 1997     /s/DONALD V. FITES       Chairman of the Board, Director
                                                 and Chief Executive Officer


December 23, 1997     /s/GLEN A. BARTON             Group President


December 23, 1997     /s/GERALD S. FLAHERTY         Group President


December 23, 1997     /s/JAMES W. OWENS             Group President


December 23, 1997     /s/RICHARD L. THOMPSON        Group President


December 23, 1997     /s/DOUGLAS R. OBERHELMAN     Vice President and
                                                 Chief Financial Officer


December 23, 1997     /s/ROBERT R. GALLAGHER        Controller and
                                                Chief Accounting Officer

December 23, 1997     /s/LILYAN H. AFFINITO             Director


December 23, 1997     /s/W. FRANK BLOUNT                Director


December 23, 1997     /s/DAVID R. GOODE                 Director


December 23, 1997     /s/JAMES P. GORTER                Director


December 23, 1997     /s/PETER A. MAGOWAN               Director


December 23, 1997     /s/GORDON R. PARKER               Director


December 23, 1997     /s/GEORGE A. SCHAEFER             Director


December 23, 1997     /s/JOSHUA I. SMITH                Director


December 23, 1997     /s/CLAYTON K. YEUTTER             Director


EXHIBIT INDEX

Exhibit
Number      Description

4.1 Rights Agreement dated as of December 11, 1996, between Caterpillar Inc. and First Chicago Trust Company of New York (incorporated by reference from Exhibit 1 to Form 8-A filed December 11, 1996, Commission File No. 1-768).

4.2         Caterpillar Inc. 1987 Stock Option Plan and Long Term
            Incentive Plan Supplement, as amended and restated.

4.3 Caterpillar Inc. 1996 Stock Option and Long-Term Incentive Plan, as amended and restated.

5 Opinion of Richard P. Konrath, Securities Counsel for Caterpillar Inc., as to the legality of debt securities.

23.1 The consent of Richard P. Konrath, Securities Counsel for Caterpillar Inc., is contained in his opinion filed as
            Exhibit 5 to this Registration Statement.

23.2        Consent of Price Waterhouse LLP